File No. 82-34719

SECURITAS

Press Release from Securitas AB

March 2, 2005

Proposals and convening notice to Annual General Meeting of Shareholders in Securitas AB (publ)

Proposals to Annual General Meeting of Securitas AB (publ)

The nomination committee, consisting of Gustaf Douglas, Melker Schörling, Marianne Nilsson (Robur) and Annika Andersson (Fourth Swedish National Pension Fund) has proposed that the Annual General Meeting of Securitas AB on April 7, 2005 shall resolve to:

- re-elect the board members Thomas Berglund, Annika Falkengren, Carl Douglas, Gustaf Douglas, Berthold Lindqvist, Fredrik Palmstierna and Melker Schörling, with Melker Schörling as Chairman of the Board. Anders Frick has notified that he wishes to resign from the Board of Directors after twenty years as a board member.

- elect Stuart E. Graham and Sofia Schörling as new board members. Stuart E. Graham was born in 1946. He is the President and CEO, as well as a board member of Skanska AB. Sofia Schörling was born in 1978. She works as a trademark consultant within Essen International AB and is also a board member of Attendo AB.

In addition, the Board of Directors has proposed that the Annual General Meeting shall approve a repurchase of incentive program and thereby related prepayment of convertible bonds.

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Convening notice to Annual General Meeting of Securitas AB (publ)

The shareholders of Securitas AB are hereby invited to attend the Annual General Meeting to be held at 5.00 p.m. on Thursday 7 April 2005, in "Vinterträdgården" at the Grand Hotel, Stockholm, entry via "Royal entré", Stallgatan 6. Registration for the General Meeting begins at 4.15 p.m.

A. NOTICE OF ATTENDANCE

Shareholders who wish to attend the General Meeting must:

(i) be recorded in the print-out of the share register maintained by the Swedish Securities Register Centre ("VPC"), made as of Monday 28 March 2005 (due to the intervening Easter, such recording must be made as of Thursday 24 March 2005);

and

(ii) notify Securitas of their intent to participate in the General Meeting at the address: Securitas AB, "General Meeting", P.O. Box 12307, SE-102 28 Stockholm, Sweden, by telephone +46 8 657 74 74, by telefax +46 8 657 74 85 or by e-mail agm@securitasgroup.com, by 4.00 p.m. Friday 1 April 2005 at the latest. On giving notice of attendance, the shareholder shall state name, personal registration number or equivalent (corporate identity number), address and telephone number. Proxy and representative of a legal person shall submit papers of authorisation prior to the General Meeting. As confirmation of notification, Securitas AB will send an entry card, which should be presented at registration for the General Meeting.

In order to participate in the proceedings of the Annual General Meeting, owners with nominee-registered shares must request their bank or broker to have their shares temporarily owner-registered with VPC. Due to the intervening Easter, such registration must be made as of Thursday 24 March 2005 and the banker or broker should therefore be notified in due time before the said date.

B. AGENDA

Proposal for Agenda

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Drawing up and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two person(s) to approve the minutes.
6. Determination of compliance with the rules of convocation.
7. The Managing Director's report.
8. Presentation of the Annual Report and the Auditor's Report and the Consolidated Financial Statements and the group Auditor's Report.
9. Resolutions regarding
   (a) adoption of the Statement of Income and the Balance Sheet and the Consolidated Statement of Income and the Consolidated Balance Sheet as per December 31, 2004;
   (b) appropriation of the company's profit according to the adopted Balance Sheet;
   (c) record date for dividend;
   (d) discharge of the Board of Directors and the Managing Director from liability for the financial year 2004.
10. Determination of the number of Board members and deputy members.
11. Determination of fees to the board members.
12. Election of members of the Board of Directors.
13. Election of members of the Nomination Committee.
14. Approval of repurchase of incentive program and thereby related prepayment of convertible bonds.
15. Closing of the Meeting.

Election of Chairman of the Meeting (paragraph 2 on the agenda)
The Nomination Committee established by the Annual General Meeting 2004 has proposed that Melker Schörling, Chairman of the Board, shall be elected Chairman of the Annual General Meeting 2005.

Presentation of the Annual Report (paragraph 8 on the agenda)
In connection with the presentation of the Annual Report, the Board of Directors' activities during 2004 will be presented, including:
(a) a presentation of the activities, function and members of the Nomination Committee;
(b) a presentation of the activities, function and members of the Remuneration Committee and a presentation of the board of directors' remuneration policy; and
(c) a presentation of the activities, function and members of the Audit Committee and the consultancy fees and other fees paid to the accounting firm in 2004.

Proposal for Dividend (paragraphs 9 (b) and (c) on the agenda)
The Board of Directors proposes that a dividend of SEK 3.00 per share be declared. As record date for the dividend, the Board of Directors proposes 12 April 2005. If the Annual General Meeting so resolves, the dividend is expected to be distributed by VPC starting 15 April 2005.

Proposals for Election of Board of Directors and Resolution regarding Fees (paragraphs 10-12 on the agenda)
Before this year's Annual General Meeting, Anders Frick has notified that he wishes to resign from the Board of Directors after twenty years as a board member.

The Nomination Committee established by the Annual General Meeting 2004 has made the following proposals:

The number of board members shall be nine, with no deputy members. The Nomination Committee proposes that the board members Thomas Berglund, Annika Falkengren, Carl Douglas, Gustaf Douglas, Berthold Lindqvist, Fredrik Palmstierna and Melker Schörling are re-elected for the period up to and including the Annual General Meeting 2006, with Melker Schörling as Chairman of the Board.

In addition, the Nomination Committee has decided to propose election of Stuart E. Graham and Sofia Schörling as new board members for the period up to and including the Annual General Meeting 2006. Stuart E. Graham was born in 1946. He is the President and CEO, as well as a board member of Skanska AB. Sofia Schörling was born in 1978. She has a degree from the Graphic Institute in Stockholm and has thereafter studied economics at Stockholm University. Sofia Schörling works as a trademark consultant within Essen International AB. She is also a board member of Attendo AB. The Nomination Committee may propose the election of another new board member with pronounced international experience and background.

Fees to the board members for the period up to and including the Annual General Meeting 2006 shall amount to SEK 3,950,000 in total (excluding fees for committee work) to be distributed between the board members as follows: the Chairman shall receive SEK 900,000, the Deputy Chairman shall receive SEK 650,000 and each of the other directors, except the Managing Director, shall receive SEK 400,000.

As consideration for the committee work, the Chairman of the Audit Committee shall receive SEK 100,000 and each of the other Audit Committee members who are not employed by the company shall receive SEK 50,000. The Chairman of the Remuneration Committee shall receive SEK 100,000 and each of the other Remuneration Committee members who are not employed by the company shall receive SEK 50,000.

Shareholders jointly representing approximately 22 per cent of the shares and approximately 45 per cent of the votes in the company have announced that they intend to vote in favour of the Nomination Committee's proposals.

The Annual General Meeting of shareholders 2004 appointed PricewaterhouseCoopers AB, Stockholm, with authorised public accountant, Mr Göran Tidström as representative of the accounting firm, for a period of four years. It was decided by the General Meeting that the auditors' fees should be paid on current account.

been offered stock appreciation rights and equity linked notes, construed so as to give the same proceeds as the shares in InvestCo. In France the employees participate in the program through a so called Fond Commun de Placement d'Entreprise (FCPE), which in its turn subscribed to convertible bonds issued by Securitas AB.

The purpose of the program was to offer the employees a possibility to benefit from a potential value increase in the Securitas share. In total 6,821 employees in 21 countries participate in the program. Under the program InvestCo shall in 2007 convert the convertible bonds to shares in Securitas AB and sell the shares at market price or, alternatively, sell the convertible bonds. Any proceeds shall thereafter be distributed among the shareholders of InvestCo. This way, the employees will benefit from any potential value increase in the convertible bonds. Should the convertible bonds not have increased in value, the shareholders are under the program entitled to repayment of the invested capital excluding interest. At the time of the proposal of the Board of Directors, the stock exchange rate is approximately SEK 108. In the light of the foregoing, in the opinion of the Board of Directors the program may no longer be considered to fulfill its purpose as an incentive program. The Board therefore wishes to offer the employees an opportunity to divest their investment prior to maturity at a price corresponding to the market value determined by an independent valuer, however not exceeding the capital invested by the employee. Shareholders who decline the offer shall be able to remain as shareholders, on unchanged conditions, in InvestCo or in the respective parallel program.

Other information
Considering the terms of the offer, as well as other present circumstances, the Board of Directors regards the offer reasonable. The offer is not expected to entail any significant costs. The Swedish Securities Council has stated that a repurchase of the incentive program in accordance with the above proposal is in accordance with good market practice, provided that the decision is approved by the General Meeting of Shareholders.

C. AVAILABLE DOCUMENTATION

The Accounts and the Auditor's Report of the group will be available at the company and on the company's website www.securitasgroup.com as from 24 March 2005 and will be sent to all shareholders. The complete proposal by the Board of Directors with respect to paragraph 14 on the agenda will be available at the company as from 24 March 2005 and a copy thereof will be sent to the shareholders who so request. The Accounts and the Auditor's Report of the group, as well as the Board's complete proposal will also be available at the General Meeting.

Stockholm in March 2005
the Board of Directors
SECURITAS AB (publ)

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70